April 25, 2014

Via EDGAR Correspondence

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: James E. O’Connor

Re:	Dodge & Cox Funds (File Nos. 002-11522 and 811-00173) (the “Registrant”)

Dear Mr. O’Connor:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 84 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 43 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on February 12, 2014. PEA No. 84 relates to the registration of shares of the Dodge & Cox Global Bond Fund, a new series of the Registrant, and the annual update of financial and other information for the Dodge & Cox Stock Fund, Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund, and Dodge & Cox Income Fund, each existing series of the Registrant (each series a “Fund” and collectively, the “Funds”). The SEC staff’s comments were provided by you to Dodge & Cox on March 17, 2014 and April 23, 2014.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 84, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below. Any changes to the disclosure to be made in response to the staff’s comments will be reflected in a subsequent post-effective amendment to the Registration Statement.

In connection with responding to the staff’s comments, Registrant hereby acknowledge that:

•	the Funds are responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Funds will not assert staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is or is not an inquiry or investigation currently pending or threatened involving the Funds.

ESTABLISHED 1930

555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710

1)	Comment: The Dodge & Cox Stock Fund states that “Under normal circumstances, the Fund will invest at least 80% of its total assets in common stocks, including depositary receipts evidencing ownership of common stocks.” Consider changing “total assets” to “net assets” since a test based on total assets is more restrictive than what Rule 35d-1 requires.

Response: The Registrant prefers to keep its current test given that Rule 35d-1 does not prohibit a Fund from adopting a more restrictive test than the Rule requires. Historically, the difference between the Fund’s total and net assets has been minor. We also note that adopting a less restrictive test based on net assets would arguably require the Fund to issue a Rule 35d-1 Notice to its shareholders 60 days’ prior to making the change.

2)	Comment: Please confirm that only convertible securities that are in the money and immediately convertible to common stocks are counted as “common stock” for purposes of applying the Dodge & Cox Stock Fund’s 80% restriction described in Comment 1 above.

Response: The Registrant confirms that no convertible securities are counted as “common stocks” for purposes of applying the Fund’s 80% restriction.

3)	Comment: Given that the Dodge & Cox Global Stock Fund, Dodge & Cox Global Bond Fund, and Dodge & Cox International Stock Fund use the terms “global” and “international,” respectively, in the Funds’ names, please describe how the Funds will invest their assets in investments that are tied economically to a number of countries throughout the world.

Response: On June 4, 2012, the Investment Company Institute published a memorandum summarizing informal guidance provided by the SEC staff on their position regarding the use of “international” and “global” in fund names. The staff provided the Investment Company Institute with suggestions on how a fund might express how it invests in investments that are tied economically to a number of countries throughout the world, such as (i) stating that the fund would invest at least 40% (30% during unfavorable conditions) of its assets outside the U.S. and in at least three different countries, or, alternatively, (ii) stating that the fund will invest “primarily” or a “majority of its assets” in non-U.S. securities. The following disclosure is contained in the “Principal Investment Strategies” section of each Fund’s prospectus:

Fund	Disclosure
Dodge & Cox Global Stock Fund

“The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging market countries.”

“Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies…”

Dodge & Cox International Stock Fund

“The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different countries, including emerging market countries.”

“Under normal circumstances, the Fund will invest at least 80% of its total assets in common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks of non-U.S. companies.”

Dodge & Cox Global Bond Fund	“The Fund invests in bonds and other debt instruments of issuers from at least three different countries, including emerging market countries. Under normal circumstances, the Fund invests at least 40% of its total assets in securities of non-U.S. issuers…”

The Registrant believes that the current disclosure follows the approaches outlined in the staff’s informal guidance and sufficiently describes how the Funds’ investments are economically tied to a number of countries throughout the world. The Funds generally classify an issuer’s country affiliation based on its country of incorporation, but may designate a different country in certain circumstances.

4)	Comment: To what extent are the Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, and Dodge & Cox Global Bond Fund invested in emerging market companies? If there is no limit to the Funds’ ability to invest in emerging market countries, please so state.

Response: As of March 31, 2014, the total assets of the Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, and Dodge & Cox Global Bond Fund invested in issuers organized in emerging market countries were as follows:

Fund	% of Total Assets
Dodge & Cox Global Stock Fund	17.9%
Dodge & Cox International Stock Fund	19.7%
Dodge & Cox Global Bond Fund	25.4%

For the Dodge & Cox Global Stock Fund and Dodge & Cox International Stock Fund, this information is currently disclosed in each Fund’s quarterly fact sheet available on the Funds’ website.

The disclosure under each Fund’s “Principal Investment Strategies” has been revised to read: “The Fund is not required to allocate its investments in set percentages in particular countries and may invest in emerging markets without limit.”

5)	Comment: Consider adding disclosure about the risks of investing in emerging market countries as a separate principal investment risk for the Dodge & Cox Global Stock Fund and Dodge & Cox International Stock Fund.

Response: The prospectus has been revised so that the Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, and Dodge & Cox Global Bond Fund all disclose emerging market risk as a separate principal investment risk.

6)	Comment: The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should be in plain English and should: be tailored to the fund’s specific use of derivatives and related risks; explain the purpose of derivatives trading; address the degree of economic exposure (not just the amount invested); provide investors with a complete risk profile of the fund’s investments, rather than a list of risks of various derivative strategies; and be reviewed on an ongoing basis to assess the completeness and accuracy of derivatives disclosure in light of actual use of derivatives. Please identify specifically all of the derivatives in which the Dodge & Cox Funds intend to invest.

Please revise this risk disclosure in conformity with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”

Response: The Registrant believes that the risk disclosure in the Registration Statement reflects the guidance in the letter. Nonetheless, the Registrant has revised the derivatives risk disclosure for each of the Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund, Dodge & Cox Income Fund, and the Dodge & Cox Global Bond Fund to read as follows:

Fund(s)	Derivatives risk
Dodge & Cox Global Stock Fund and Dodge & Cox International Stock Fund	Derivatives risk. The Fund’s use of forward currency contracts and currency futures contracts involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. These derivatives are subject to potential changes in value in response to exchange rate changes, interest rate changes, or other market developments, or the risk that a derivative transaction may not have the effect Dodge & Cox anticipated. Derivatives also involve the risk of mispricing or improper valuation and poor correlation between changes in the value of a derivative and the underlying asset. Derivative transactions may be highly volatile, and can create investment leverage, which could cause the Fund to lose more than the amount of assets initially contributed to the transaction, if any. There is also the risk that the Fund may be unable to close out a derivative position at an advantageous time or price, or that a counterparty may be unable or unwilling to honor its contractual obligations, especially during times of financial market distress.

Dodge & Cox Balanced Fund and Dodge & Cox Income Fund	Derivatives risk. The Fund’s use of interest rate and credit derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. These derivatives are subject to potential changes in value in response to interest rate changes, or other market developments, or the risk that a derivative transaction may not have the effect Dodge & Cox anticipated. Credit default swaps are subject to credit risk relating to the issuer or issuers of the reference obligations. Derivatives also involve the risk of mispricing or improper valuation and poor correlation between changes in the value of a derivative and the underlying asset. Derivative transactions may be highly volatile, and can create investment leverage, which could cause the Fund to lose more than the amount of assets initially contributed to the transaction, if any. There is also the risk that the Fund may be unable to close out a derivative position at an advantageous time or price, or that a counterparty may be unable or unwilling to honor its contractual obligations, especially during times of financial market distress.

Dodge & Cox Global Bond Fund	Derivatives risk. The Fund’s use of derivatives such as currency and interest rate derivatives and credit default swaps involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Derivatives are subject to potential changes in value in response to exchange rate changes, interest rate changes, or other market developments, or the risk that a derivative transaction may not have the effect Dodge & Cox anticipated. Credit default swaps are subject to credit risk relating to the issuer or issuers of the reference obligations. Derivatives also involve the risk of mispricing or improper valuation and poor correlation between changes in the value of a derivative and the underlying asset. Derivative transactions may be highly volatile, and can create investment leverage, which could cause the Fund to lose more than the amount of assets initially contributed to the transaction, if any. There is also the risk that the Fund may be unable to close out a derivative position at an advantageous time or price, or that a counterparty may be unable or unwilling to honor its contractual obligations, especially during times of financial market distress.

The Registrant notes that to the extent a Fund uses derivatives as part of its principal investment strategy, or such use subjects the Fund to a principal risk, the Registrant believes that the “Principal Investment Strategies” and “Principal Risks of Investing” sections of the prospectus adequately discuss the Fund’s use of derivatives, does not include extraneous discussion of derivatives that is not part of the Fund’s principal investment strategies and risks, and adequately addresses the purpose for the use of such derivatives. In addition, each such Fund provides a summary of the types of derivatives used by the Fund within its Principal Investment Strategies discussion. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. We also note that the “Investment Risks” and “Additional Information on Investments” sections of the prospectus and the “Characteristics and Risks of Securities and Investment Techniques” section of the Statement of Additional Information provide additional information regarding the Funds’ use of derivatives.

The Registrant believes that the presentation of derivatives disclosure throughout the Registration Statement is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks of such use.

7)	Comment: The Division of Investment Management takes the position that an investment company that holds itself out as “balanced” should invest at least 25% of its assets in fixed income senior securities and at least 25% of its assets in equities. Cf. Former Guide 4 in the N-1A Guidelines Release, supra note 6 (rescinded by N-1A Amendments, supra note 6, at 13940 n.214) (requiring an investment company that purports to be “balanced” to maintain at least 25% of the value of its assets in fixed income senior securities).

Response: We respectfully decline the staff’s request to revise the Balanced Fund’s stated investment allocation strategy as suggested because we have been unable to determine the meaning of “fixed income senior securities” and believe the Fund’s current allocation strategy, which states that “under normal circumstances no more than 75% (and no less than 25%) of its total assets will be invested in equity securities” implies that 25-75% of the Fund will be invested in debt securities.

8)	Comment: What is the weighted average maturity of the debt obligations held by the Dodge & Cox Balanced Fund, Dodge & Cox Income Fund, and Dodge & Cox Global Bond? Do the Funds have a duration strategy?

Response: The Dodge & Cox Balanced Fund, Dodge & Cox Income Fund, and Dodge & Cox Global Bond Fund calculate both effective maturity and effective duration of their debt portfolios. As of March 31, 2014, effective maturity and effective duration of the Dodge & Cox Balanced Fund’s debt portfolio, Dodge & Cox Income Fund, and Dodge & Cox Global Bond Fund was as follows:

Fund	Effective Maturity (years)*	Effective Duration (years)**
Dodge & Cox Balanced Fund	7.9	4.7
Dodge & Cox Income Fund	7.7	4.6
Dodge & Cox Global Bond Fund	7.8	4.0

*	Excludes the effect of the Fund’s short position in Treasury futures contracts and/or swaps.
**	Includes the effect of Treasury futures contracts and/or swaps.

For the Dodge & Cox Balanced Fund and Dodge & Cox Income Fund, this information is currently disclosed in each Fund’s quarterly fact sheet available on the Funds’ website.

In the “Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings” section of the Funds’ prospectus,” the Dodge & Cox Income Fund’s “Investment Objectives and Principal Investment Strategies” section includes the following disclosure:

“The average maturity of the Fund’s portfolio at any given time depends, in part, on Dodge & Cox’s assessment of economic and market conditions and the relative yields of securities in the marketplace and Dodge & Cox’s expectation regarding the future level of inflation and interest rates. Dodge & Cox normally invests in an array of securities with short, intermediate, and long maturities in varying proportions.”

The disclosure for the Dodge & Cox Balanced Fund and Dodge & Cox Global Bond Fund has been revised as follows:

Fund	Disclosure
Dodge & Cox Balanced Fund	“The proportion of the Fund’s assets held in various debt securities will be revised as appropriate in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers, and other factors. In making investment decisions, Dodge & Cox will take many factors into consideration including yield-to-maturity, quality, liquidity, call risk, current yield, and capital appreciation potential. The average maturity of the Fund’s debt portfolio at any given time depends, in part, on Dodge & Cox’s assessment of the foregoing factors and Dodge & Cox’s expectation regarding the future level of inflation and interest rates. Dodge & Cox normally invests in an array of securities with short, intermediate, and long maturities in varying proportions.”

Dodge & Cox Global Bond Fund	“The Fund may purchase or sell holdings for a variety of reasons such as to alter sector, geographic, or currency exposure or to shift the overall portfolio’s risk profile. The proportions of the Fund’s assets held in various debt instruments will be revised in light of Dodge & Cox’s appraisal of the global economy, the relative yields of securities in the various market sectors and countries, the potential for a currency’s appreciation, the investment prospects for issuers, the countries’ domestic and political conditions and other factors. The Fund may also buy or sell foreign currencies, currency derivatives, and interest rate derivatives in lieu of, or in addition to, direct investments in debt securities in order to increase or decrease portfolio exposure to specific interest rate and/or currency markets. The average maturity of the Fund’s portfolio at any given time depends, in part, on Dodge & Cox’s assessment of the foregoing factors and Dodge & Cox’s expectation regarding the future level of inflation and interest rates. Dodge & Cox normally invests in an array of securities with short, intermediate, and long maturities in varying proportions.”

9)	Comment: To what extent is the Dodge & Cox Balanced Fund currently invested in below investment-grade securities? Is there a limit on the Fund’s ability to invest in these types of securities?

Response: As of March 31, 2014, 3.3% of the Fund’s total assets were invested in securities rated below investment-grade. Disclosure in the Fund’s “Principal Investment Strategies” section has been revised to read: “A maximum of 20% of the debt portion of the Fund may be invested in below investment-grade debt securities, commonly referred to as high-yield or “junk” bonds, if they have a minimum rating of B by Moody’s, Fitch, or S&P, or are equivalently rated by any NRSRO.”

10)	Comment: With respect to the expense limitation for the Dodge & Cox Global Bond Fund, please clarify whether Dodge & Cox can recoup amounts reimbursed to the Fund.

Response: Under the Expense Limitation Agreement between the Fund and Dodge & Cox, Dodge & Cox has agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain the Fund’s Total Annual Fund Operating expense ratio at 0.60%. Dodge & Cox is not entitled to recoup these payments. Given that Dodge & Cox is not entitled to recoup the amounts paid to the Fund, Registrant believes additional disclosure is unnecessary.

11)	Comment: Provide a heading that makes clear that the performance presented is that of a private account and not the Dodge & Cox Global Bond Fund.

Response: Dodge & Cox Global Bond Fund, L.L.C. (the “Private Fund”) will be reorganized into the Dodge & Cox Global Bond Fund on or after April 30, 2014. In connection with the reorganization, the Dodge & Cox Global Bond Fund will adopt the performance of the Private Fund as its own performance in accordance with the no-action letters discussed herein. The Fund’s “Performance Information” section names the Private Fund and states as follows: “The Fund’s performance for periods prior to the commencement of operations on May 1, 2014, is that of the Private Fund.” As such, the Registrant believes that the current heading is appropriate and that the prospectus is clear that the performance presented is that of the Private Fund.

12)	Comment: Provide a separate heading for the disclosure about the Private Fund and for the accompanying table. These headings should make absolutely clear to investors that this performance information relates to the Private Fund.

Response: See response to Comment 11 above.

13)	Comment: Please represent that the Dodge & Cox Global Bond Fund’s objective, policies, guidelines, and restrictions are, in all material respects, the same as the Private Fund.

Response: The Registrant has revised the disclosure in the “Performance Information” section in the prospectus to provide that “[t]he Private Fund commenced operations on December 5, 2012, and had an investment objective, policies and strategies that were, in all material respects, the same as those of the Fund, and was managed in a manner that, in all material respects, complied with the investment guidelines and restrictions of the Fund.”

14)	Comment: Please provide a statement that the Private Fund represents all of the accounts managed by Dodge & Cox that are substantially similar to the Dodge & Cox Global Bond Fund.

Response: The Registrant confirms that the Private Fund represents all of the accounts managed by Dodge & Cox that are substantially similar to the Dodge & Cox Global Bond Fund.

15)	Comment: Please provide a representation that the Private Fund was created for purposes entirely unrelated to the establishment of a performance record. Why was the Private Fund created?

Response: We confirm that Dodge & Cox organized the Private Fund for purposes entirely unrelated to the establishment of a performance record. Dodge & Cox chose to develop and manage the global bond strategy to gain experience in the daily management and operational aspects of the strategy, to prove the effectiveness of the strategy using Dodge & Cox’s investment philosophy and to test the systems and processes needed to implement the strategy. We note that since Dodge & Cox’s founding in 1930, the firm has launched only five other mutual funds and does not have a history of launching multiple investment strategies and “cherry picking” certain strategies to launch as mutual funds. We also note that Dodge & Cox did not organize multiple private funds in order to register the best performer among them as a mutual fund. Rather, Dodge & Cox developed a single global bond strategy and sorted through the details of daily management and operations of the strategy using Dodge & Cox’s proprietary assets.

16)	Comment: Has the adviser managed any other accounts that were substantially similar to the Private Fund?

Response: No.

17)	Comment: Why was the Private Fund chosen to be registered?

Response: See response to Comment 15 above. Dodge & Cox does not currently offer a global bond strategy to investors and believes that the Dodge & Cox Global Bond Fund will fill an investment need and complement the existing series of the Registrant. The Registrant believes the performance of the Private Fund prior to the reorganization is relevant information that should be available to investors, and the Fund will adopt the performance of the Private Fund in accordance with the no-action letters discussed herein. Please note that the reorganization of the Private Fund into the Fund was approved by the Registrant’s Board of Trustees.

18)	Comment: Were there any other substantially similar accounts that had lower performance as compared to this Private Fund?

Response: No.

19)	Comment: Will all the Private Fund’s portfolio securities be transferred or only a portion of its assets to the Dodge & Cox Global Bond Fund?

Response: All of the Private Fund’s portfolio securities as of the closing date will be transferred to the Dodge & Cox Global Bond Fund as part of the reorganization.

20)	Comment: Disclose the tax status and the regulatory classification (i.e., private equity fund, offshore fund, common trust fund, etc.) of the Private Fund.

Response: Disclosure has been added to the Dodge & Cox Global Bond Fund’s “Performance Information” section to state that “[t]he Private Fund was organized as Delaware limited liability company and was treated as a disregarded entity under the Internal Revenue Code of 1986, as amended (the “Code”).”

21)	Comment: Please state whether the Private Fund could have complied with Sub-Chapter M of the Code.

Response: Registrant confirms that the Private Fund was managed in compliance with the diversification requirements of Sub-Chapter M of the Code; however, the Private Fund did not make any income or capital gains distributions.

22)	Comment: The performance of the Private Fund must be adjusted to reflect the maximum sales load of the Dodge & Cox Global Bond Fund.

Response: Because the Dodge & Cox Global Bond Fund does not impose a sales load, the Registrant has not restated the performance of the Private Fund.

23)	Comment: If the standardized SEC method was not used to calculate the average annual total return, please disclose how the performance was calculated and that this method differs from the standardized SEC method.

Response: The Registrant confirms that the Fund’s average annual total return as disclosed in the prospectus was calculated using the standardized SEC method (i.e., calculated in accordance with the instructions to Form N-1A).

24)	Comment: Was the Private Fund’s performance audited? If not, why not? If so, who conducted the audit and what kind of audit or verification of the performance was conducted? Please include the auditor’s consent in the Registration Statement.

Response: The Private Fund’s financial statements were audited by PricewaterhouseCoopers LLC (“PwC”) and filed as an exhibit to Registrant’s Post-Effective Amendment No.86 filed with the SEC on April 7, 2014. This financial statement audit included an audit of the Private Fund’s total return for the periods December 5, 2012 to December 31, 2012 and the year ended December 31, 2013, as presented in the financial highlights in the notes to the financial statements of the Private Fund. PwC’s consent was also filed as an exhibit to Post-Effective Amendment No. 86.

25)	Comment: Please identify the no-action letter or other precedent upon which the registrant is relying and describe how the Dodge & Cox Global Bond Fund’s use of the performance of the Private Fund complies with the criteria and conditions set forth in the no-action letter or precedent.

Response: The prior performance information will be included in the Dodge & Cox Global Bond Fund’s prospectus pursuant to the standards the SEC staff has promulgated in the MassMutual Institutional Funds no-action letter.1 The reorganization will be effected pursuant to the standards the SEC staff has promulgated in the GuideStone Financial no-action letter.2

[1]	Publicly available Sept. 28, 1995.
[2]	Publicly available December 27, 2006.

Consistent with the requirements of the SEC staff in the MassMutual Institutional Funds no-action letter:

•	Dodge & Cox serves as the investment adviser of the Private Fund and will serve as the investment adviser to the Dodge & Cox Global Bond Fund, and the portfolio management team that has managed the Private Fund will continue to manage the Dodge & Cox Global Bond Fund after the reorganization.

•	The investment objectives, policies, guidelines and restrictions of the Dodge & Cox Global Bond Fund are in all material respects the same as those of the Private Fund, and the assets of the Dodge & Cox Global Bond Fund will be managed in a manner that in all material respects is the same as the manner in which the assets of the Private Fund have been managed. In addition, the Private Fund has been managed since inception in a way that complies with the material, investment-related limitations of the 1940 Act and the Code that apply to registered open-end investment companies that qualify as “regulated investment companies” for purposes of the Code (e.g., diversification, leverage, and industry concentration).

•	At the closing of the reorganization, the Dodge & Cox Global Bond Fund will have the same portfolio securities that were held by the Private Fund immediately prior to the closing.

•	The Private Fund has not been used as an “incubator fund.” See the response to Comment 15.

Consistent with the requirements of the SEC staff in the GuideStone Financial no-action letter:

•	The Private Fund and the Dodge & Cox Global Bond Fund will conduct the reorganization in compliance with the applicable requirements of both Rule 17a-7 and Rule 17a-8 under the 1940 Act as described in the letter;

•	The Dodge & Cox Global Bond Fund will be a shell portfolio as of the time of the reorganization;

•	The Board of Trustees (including the trustees who were not “interested persons” of the Dodge & Cox Funds) approved a policy providing for compliance with certain conditions required for reliance on the no-action relief, namely those conditions relating to:

•	The appropriateness of securities to be transferred in the reorganization;

•	The manner in which the securities transferred will be valued (i.e., that the Private Fund and Dodge & Cox Global Bond Fund each have and follow the same procedures for determining their net asset values);

•	The requirement that the transfer of securities and shares between the Private Fund and Dodge & Cox Global Bond Fund be effected simultaneously;

•	The Dodge & Cox Global Bond Fund will comply with the recordkeeping requirements described in the letter;

•	Dodge & Cox, consistent with its fiduciary duties, disclosed to the independent trustees of the Dodge & Cox Funds the existence of, and all the material facts relating to, any conflicts of interest between Dodge & Cox and the Dodge & Cox Global Bond Fund to facilitate the ability of the independent trustees to evaluate and approve the transactions; and

•	Dodge & Cox will bear the costs associated with the transactions.

26)	Comment: What period will the Dodge & Cox Global Bond Fund’s financial highlights cover? Will the financial highlights begin at 5/1/2014 and will the performance charts start at 5/1/2014?

Response: The financial highlights in the Fund’s prospectus and financial statements in Form N-CSR will begin with the commencement of operations of the Dodge & Cox Global Bond Fund (expected to be May 1, 2014). It is our understanding based on a white paper issued by the AICPA Investment Companies Committee in April 1998 that, in the case of a private fund merging into a new registered fund, the private fund cannot be the accounting survivor. Instruction 1(a) to Item 13(a) of Form N-1A indicates that the financial highlights table should include information “only for periods subsequent to the effective date of a fund’s registration statement.”

The Dodge & Cox Global Bond Fund will adopt the performance of the Private Fund as its own performance, and accordingly the performance charts will begin with the commencement of operations of the Private Fund. See response to Comment 25. We note that in the MassMutual Institutional Funds no-action letter, the private funds were not deemed to be the accounting survivors.

27)	Comment: The Registration Statement must include the audited financial statements of the private fund. These financial statements must be Regulation S-X compliant. The Private Fund must include a schedule of investments that is also Regulation S-X compliant. The staff must have the opportunity to review the financial statements prior to declaring the registration statement effective.

Response: The Private Fund’s financial statements, including the portfolio of investments, are intended to comply with Regulation S-X. The Registrant filed a copy of the Private Fund’s audited financial statements with the SEC as an exhibit to Registrant’s Post-Effective Amendment No.86 filed on April 7, 2014.

Rule 485(a) under the Securities Act of 1933, as amended, states: “A post-effective amendment filed by a registered open-end management investment company for the purpose of adding a series shall become effective on the seventy-fifth day after the filing thereof or a later date designated by the registrant on the facing sheet of the amendment, which date shall be no later than ninety-five days after the date on which the amendment is filed.” Unlike a registration statement filing that seeks to register a closed-end fund or a new investment company, which must be declared effective by the SEC, Rule 485(a) provides that a new series of a registered open-end investment company will become automatically effective 75 days after the filing date or a later designated date. Dodge & Cox Funds is a registered open-end management investment company. The Post-Effective Amendment to add the Dodge & Cox Global Bond Fund as a new series of Dodge & Cox Funds was filed on February 12, 2014, pursuant to Rule 485(a) with a designated effective date of May 1, 2014, which is more than 75 days, but less than 90 days, after the filing date. Registrant is not aware of any additional requirements for PEA No. 84 to go effective as designated.

28)	Comment: With respect to the Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, and Dodge & Cox Global Bond Fund, please define the term non-U.S. companies and non-U.S. issuers.

Response: In the “Additional Information on Investments” section, the prospectus states that “[for] purposes of this prospectus non-U.S. (or foreign) issuers are generally non-U.S. governments or companies or issuers organized outside the United States, but the Funds may make a different designation in certain circumstances.” Circumstances in which a Fund may designate an issuer organized outside the United States as a U.S. issuer include when the country of organization appears to be a jurisdiction of convenience (e.g., a country may offer more advantageous tax treatment than the U.S.). Registrant believes its approach is more straightforward and intuitive than a revenue or asset-based test, both for investors and for purposes of compliance testing.

29)	Comment: In the “Tax Information” section under “Summary of Other Important Information about Fund Shares,” please add “in which case you will generally be taxed only upon withdrawal of monies from your retirement account” at the end of the paragraph.

Response: The requested language has been added.

30)	Comment: For the Dodge & Cox International Stock Fund, please define the term “carry the right to buy common stocks of non-U.S. companies.”

Response: In the “Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings” section of the Funds’ prospectus, the phrase has been revised for both the Dodge & Cox Global Stock Fund and Dodge & Cox International Stock Fund to read “carry the right to buy common stocks of non-U.S. companies (e.g., rights and warrants).”

31)	Comment: Please revise the Funds’ industry concentration policy as disclosed in the Funds’ Statement of Additional Information to apply the concentration test as a percentage of a Fund’s net assets rather than total assets. A shareholder vote is not required to make this revision, despite the fact that it is a fundamental policy being corrected. Changing the concentration policy by making it more narrow is not a “deviation” under Section 13(a)(3) of the 1940 Act.

Response: We respectfully decline the staff’s request to revise the Funds’ industry concentration policy. Among other reasons, we believe the change could cause investor confusion as it would be inconsistent with the industry concentration policy set forth in the Funds’ recent Proxy Statement.

32)	Comment: In the Funds’ disclosure relating to securities lending in the Funds’ Statement of Additional Information, please disclose the following conditions that must be met whenever the Funds’ portfolio securities are loaned: (1) the Funds must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Funds must be able to terminate the loan at any time; (3) the Funds must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Funds may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Funds’ Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See State Street Bank and Trust Co. (Sept. 29, 1972) and State Street Bank and Trust Co. (Jan. 29, 1972). Each Fund may not lend more than one-third of its total assets. See Salomon Brothers (May 4, 1975). But it should be mentioned that the collateral that a Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets. See Brinson Funds (November 25, 1997).

Please also describe the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities. For example, would a Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the Funds will receive all of the income on the collateral invested by the Funds.

Response: We respectfully decline the staff’s request to revise the securities lending disclosure in the Funds’ Statement of Information. While the Funds reserve the flexibility to engage in securities lending, none of the Funds have any plans to do so at this time. Consequently, we feel that additional disclosure is not necessary. If the Funds decide to engage in securities lending in the future, Registrant will consider whether additional disclosure would be appropriate at that time.

33)	Comment: Please revise the Funds’ disclosure in the Funds’ Statement of Additional Information to discuss how the Funds will cover all of its derivative positions, and investments in reverse repurchase agreements and dollar rolls.

Response: The first sentence in the paragraph titled “Asset Coverage Requirements” in the Funds’ Statement of Additional Information has been revised to read as follows:

“Each Fund will segregate or ‘earmark’ assets determined to be liquid by Dodge & Cox to cover its open positions with respect to reverse repurchase agreements, dollar rolls, and derivative instruments, including options, swaps, and forward and futures contracts or otherwise establish offsetting positions, in accordance with applicable federal securities laws.”

34)	Comment: Please add disclosure to the Dodge & Cox Global Bond Fund’s prospectus and statement of additional information that describes how investors may obtain a copy of the Private Fund’s financial statements.

Response: The following language has been added to the end of the second paragraph in the section titled “Performance Information” in the summary section of the Dodge & Cox Global Bond Fund’s prospectus:

“A copy of the 2012 and 2013 audited financial statements of the Private Fund is available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/29440/000119312514133696/d647972dex99q.htm, or by calling the Fund at 800-621-3979.”

In addition, the following language has been added to the section titled “Financial Statements” in the Fund’s statement of additional information.

“A copy of the 2012 and 2013 audited financial statements of Dodge & Cox Global Bond Fund, L.L.C., a private fund that was reorganized into the Dodge & Cox Global Bond Fund on April 30, 2014, is available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/29440/000119312514133696/d647972dex99q.htm, or by calling the Fund at the number above.”

Please contact Hsin Chau at (415) 274-9497 or me at (415) 274-9434 if you have any questions.

Sincerely,

/s/ Roberta R.W. Kameda

Roberta R.W. Kameda

General Counsel, Dodge & Cox